REUNION INDUSTRIES, INC.
				11 STANWIX STREET - SUITE 1400
				    PITTSBURGH, PA 15222


May 17, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010
Attn: Mr. Terence O'Brien, Branch Chief

	RE: 	FILE NO 1-15739
		RESPONSE TO YOUR MAY 3, 2007 LETTER


Dear Mr. O'Brien,

	This letter is written in response to the comments made to us in your letter dated May 3, 2007 based on your review of the Company's filing on Form 10-K for the fiscal year ended December 31, 2006 ("SEC Letter"). Our responses are numbered to correspond to the numbers used in your comments letter and each response begins with a brief summary of your comment.

1. 	Selected Financial Data (Item 6 of Form 10-K)
	SEC COMMENT SUMMARY:
		 Revise the presentation of EBITDA in future filings.

	REUNION RESPONSE:
		The Company shares the concern of the SEC regarding the use of non-GAAP financial measures and, to that end, has historically shown the details of the reconciliation of our loan covenant EBITDA calculation to the amount shown as "Income(loss) from continuing operations before tax" in our income statement. After reviewing the reference material cited in your comment letter, the Company acknowledges the SEC position regarding the use of such non-GAAP financial measures and will eliminate this caption from Item 6 of Form 10-K in future filings.

2.	Results of Operations (Item 7 of Form 10-K)
	SEC COMMENT SUMMARY:
		The presentation of our non-GAAP EBITDA on a consolidated basis within management's discussion and analysis of results of operation should not be done in future filings.

	REUNION RESPONSE:
		The Company has always been consistent in its calculation of EBITDA, excluding any material item, income or expense, that is not attributable to the normal operations of the businesses and reconciling any EBITDA amount presented to the amount shown as "Income(loss) from continuing operations before tax" in our income statement. After reviewing the reference material cited in your comment letter, the Company acknowledges the SEC position regarding the use of such non-GAAP financial measures and will remove this presentation from Item 7 of Form 10-K in future filings.

3.	Liquidity and Capital Resources (Item 7 of Form 10-K)
	SEC COMMENT SUMMARY:
		Future filings should substantially revise the disclosures related to the implications and impact of the Company's actions to cure its debt defaults through either a recapitalization or sale of its seamless pressure vessel business.

	REUNION RESPONSE:
		The Company will expand its disclosures in future filings to address the points raised in the letter.

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4.	Controls and Procedures (Item 9A of Form 10-K)
	SEC COMMENT SUMMARY:
		In future filings, disclose conclusions on whether there were any changes in internal control over financial reporting during the last fiscal quarter.

	REUNION RESPONSE:
		In the Company's judgment, it did comply with such disclosure in its latest filing on Form 10-K. Part of Item 9A of such filing reads as follows: "?? Reunion's management, including the Chief Executive Officer
	and Chief Financial Officer, also conducted an 	evaluation of Reunion's
	internal control over financial reporting to determine whether any changes occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, Reunion's internal control over financial reporting. Our auditors proposed numerous adjusting entries and several were booked. Such entries were deemed not material to the financial statements taken as a whole. Management has concluded that no material decline in internal controls has occurred."

5.	Report of Independent Registered Public Accounting Firm
	SEC COMMENT SUMMARY:
		In future filings, have the auditors provide a report that covers all three fiscal years presented for consolidated statements of operations and cash flows.

	REUNION RESPONSE:
		The Company will discuss this item with its auditors and have them take the necessary actions.

6.	Consolidated Statements of Operations
	SEC COMMENT SUMMARY:
		In future filings, include gain from debt extinguishment below the operating profit line in accordance with Rule 5-03 of Regulation S-X.

	REUNION RESPONSE:
		In the Company's judgment, it has complied with Rule 5-03 of Regulation S-X. The Company's "operating profit" line is the line that Rule 5-03 refers to as "income before taxes and appropriate items".
	Rule 5.03 states that material amounts of miscellaneous other income should be separately stated in the income statement before the caption "income before taxes and appropriate items". Additionally, due to the Company's current operating environment, part of the Company's operating strategy is to take advantage of opportunities to retire debt at a discount. The only "appropriate item" that Rule 5-03 notes that is not separately stated in the financials and that would possibly apply to the Company in this regard would be extraordinary items. However, the gain from debt extinguishment does not meet the criteria for an extraordinary item since it is neither unusual nor infrequent in the environment in which the Company has been operating for the past five years. In fact, the Company has reported gains from debt extinguishments for the past four years. Since the gains are material items of miscellaneous income, the Company does feel that is has complied with Rule 5-03 of Regulation S-X by separately listing such item above its operating profit line.




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7.	Consolidated Statements of Cash Flows
	SEC COMMENT SUMMARY:
		In future filings, revise the statements of cash flows to conform with SFAS 95 so that cash flows from discontinued operations are not combined into a single line item.

	REUNION RESPONSE:
		In the Company's judgment, it has not combined cash flows from discontinued operations into a single line item. The Company has combined the cash flows generated from its discontinued operations with the cash flows from its continuing operations within each category of operating, investing and financing cash flows as permitted by SFAS 95 and as suggested in one of the recommendations in the SEC Letter. The Company feels that some confusion on this presentation may have arisen because of its breakout of the net change in cash of the discontinued operations in its reconciliation of the change in cash for the period involved. However, as noted above, the cash flows generated during the applicable period from the discontinued operations are included in the respective cash flow operating, investing or financing categories. Since the cash of discontinued operations is classified with "Assets of discontinued operations, current" in the balance sheet and not in the caption "Cash and cash equivalents", the net change in cash of discontinued operations is required to be shown in the statement of cash flows to balance the statement.

8.	Note 1 to Financial Statements - Accounting Policies
	SEC COMMENT SUMMARY:
		In future filings, include the disclosures required by SFAS 52 regarding foreign operations, including the policy regarding functional currency and foreign currency translation.

	REUNION RESPONSE:
		The Company will provide additional disclosures in accordance with SFAS 52 in its future filings.

9.	Notes to Financial Statements - Commitments and Contingencies
	SEC COMMENT SUMMARY:
		In future filings, in accordance with Question 2 of SAB Topic 5:Y, provide additional disclosures on the asbestos claims from ORC and Alliance to include a roll forward of the number of claims, a range of amounts claimed and amounts provided from indemnifications or insurance coverage.

	REUNION RESPONSE:
		The Company will revise its disclosures in future filings to address the items noted in the SEC Letter.

10.	Notes to Financial Statements - Discontinued Operations
	SEC COMMENT SUMMARY:
		Refer to SFAS 144 to determine if the sale of the Milwaukee, WI property is a sale of a discontinued operation or should be reclassified within operating profit or loss.

	REUNION RESPONSE:
		The Company's Milwaukee property was originally part of its cylinder segment. However, in 2001, as part of a Company wide restructuring plan, the operations at this facility were transferred to another cylinder plant and the property was put up for sale. The sale of this property finally occurred in 2006 and the property has been classified as a discontinued operations asset since 2005. After reviewing SFAS 144, the Company believes that this loss on sale is more properly related to its continuing cylinder business and it will reclassify the loss to continuing operations in its next filing.

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		In connection with this response, as requested in the SEC Letter, the Company acknowledges:
*	that it is responsible for the adequacy and accuracy of the
disclosures in its filings;
*	that the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	that it may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,
REUNION INDUSTRIES, INC.



By:/s/_John M. Froehlich
Chief Financial Officer



Copy:	Scott A. Junkin, Reid and Riege, P.C.
	Joseph Zarkowski, Mahoney Cohen & Company, CPA, P.C.





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